Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On February 21, 2022, Happiness Development Group Limited, (“Happiness”), a holding company incorporated under the laws of the Cayman Islands entered into a Securities Purchase Agreement (the “SPA”) with Mrs. Lin Cunhun and Mrs. Liu Yanqing, the shareholders of Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”), to acquire 100% equity of Hekangyuan with $8 million in cash and 10 million restricted shares of the Company.

The following unaudited pro forma combined financial statements were prepared by applying certain pro forma adjustments to the historical financial statements of the Company. The pro forma adjustments give effect to the transaction described above.

The unaudited pro forma combined statements of operations of Happiness and Hekangyuan for the six months ended September 30, 2021 and for the year ended March 31, 2021, give effect to the transaction as if it had occurred on April 1, 2020.

These unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transaction actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma combined financial statements in conjunction with the historical financial statements, including the related notes.

PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(UNAUDITED)

	(A) Happiness	(B) Hekangyuan	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$45,710,044	$139	$(8,000,000	)(1)	$37,710,183
Accounts receivable	19,195,282	680,929	-		19,876,211
Inventories	2,428,641	1,452,354	-		3,880,995
Due from related parties	124,156	-	-		-
Prepaid expenses and other current assets	19,368,295	5,702	-		19,373,997
Total current assets	86,826,418	2,139,124	(8,000,000)		80,965,542
Goodwill	552,567	-	7,214,507	(2)	7,767,074
Property, plant and equipment, net	10,381,490	308	-		10,381,798
Intangible, net	2,069,316	-	3,268,881	(3)	5,338,197
Other assets	4,315,953	-	-		4,315,953
TOTAL ASSETS	$104,145,744	$2,139,432	$2,483,388		$108,768,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,769,624	$608,034	$-		$9,377,658
Other payables and accrued liabilities	2,083,303	14,786	-		2,098,089
Income tax payable	509	-	-		509
Short-term bank borrowings	2,004,502	-	-		2,004,502
TOTAL LIABILITIES	12,857,938	622,820	-		13,480,758

SHAREHOLDERS’ EQUITY
Ordinary shares	15,977	69,320	(64,320	)(4)(5)	20,977
Additional paid-in capital	29,054,060	-	3,995,000	(4)(5)	33,049,060
Statutory surplus reserve	7,622,765	143,229	(143,229	)(5)	7,622,765
Retained earnings	51,421,031	1,245,216	(1,245,216	)(5)	51,421,031
Accumulated other comprehensive income	3,217,398	58,847	(58,847	)(5)	3,217,398)
Total	91,331,231	1,516,612	2,483,388		95,331,231
Non-controlling interest	(43,425)	-	-		(43,425)
Total shareholders’ equity	91,287,806	1,516,612	2,483,388		95,287,806

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$104,145,744	$2,139,432	$2,483,388		$108,768,564

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)	Derived from the unaudited consolidated balance sheet of Happiness as of September 30, 2021.

(B)	Derived from the audited balance sheet of Hekangyuan as of December 31, 2021 as its yearend is less than 93 days from Happiness’s yearend.

(1)	Decrease in cash is related to the payment to be made to the sellers.

(2)	Reflects the goodwill generated from the transaction.

(3)	Reflects the acquired identified intangible assets from the transaction.

(4)	Reflects the issuance of 10,000,000 Happiness Shares to the sellers, valued at approximately $4.0 million (or approximately $0.4 per share), which is part of the consideration.

(5)	Reflects the elimination of the historical statutory surplus reserve, retained earnings and accumulated other comprehensive income of Hekangyuan.

 PRO FORMA COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED SEPTEMBER 30, 2021

(UNAUDITED)

	(A) Happiness	(B) Hekangyuan	Pro Forma Adjustments	Pro Forma Statement of Operations

Revenues	$46,884,584	$11,442,263	$-	$58,326,847
Cost of revenues	(41,210,047)	(10,428,838)	-	(51,638,885)
Gross profit	5,674,537	1,013,425	-	6,687,962

Operating expenses:
Selling and marketing	11,636,367	-	-	11,636,367
General and administrative	3,780,718	47,512	-	3,828,230
Research and development	789,482	-	-	789,482
Total operating expenses	16,206,567	47,512	-	16,254,079

Operating Income	(10,532,030)		-	(9,566,117)

Other income (expenses):
Interest income	62,737	608	-	63,345
Interest expense	(38,511)	-	-	(38,511)
Other income, net	114,059	(175)		113,884
Total other income (expenses), net	138,285	433	-	138,718

Income before income taxes	(10,393,745)	966,346	-	(9,427,399)

Income tax provision	(149,429)	(241,587)	-	(391,016)

Net income	(10,543,174)	724,759	-	(9,818,415)
Less: Non-controlling interests	488,314	-	-	488,314
Comprehensive income attribute to the Company	(10,054,860)	724,759	-	(9,330,101)

Other comprehensive income (loss):
Foreign currency translation adjustments	1,607,416	5,394	-	1,612,810
Comprehensive (loss) /income	(8,935,758)	730,153	-	(8,205,605)
Less: comprehensive income /(loss) attributable to non-controlling interests:	2,523,603	-	-	2,523,603
Comprehensive (loss) /income attributable to the Company	$(6,412,155)	$730,153	$-	$(5,682,002)

Basic and diluted earnings per ordinary share
Basic and diluted	(0.37)	-	-	(0.35)
Weighted average number of ordinary shares outstanding
Basic and diluted	26,842,761	-	-	26,842,761

Pro Forma Adjustments to the Unaudited Combined Statement of Operations

(A)	Derived from the unaudited consolidated statement of operations and comprehensive income of Happiness for the six months ended September 30, 2021.

(B)	Derived from the unaudited statement of operations and comprehensive income of Hekangyuan for the year ended December 31, 2021, less for the three months ended March 31, 2021 and for the three months ended December 31, 2021.

(1)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the transaction is being reflected as if it had occurred on April 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding on April 1, 2021.

 PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2021

(UNAUDITED)

	(A) Happiness	(B) Hekangyuan	Pro Forma Adjustments	Pro Forma Statement of Operations

Revenues	$71,484,703	$17,630,349	$-	$89,115,052
Cost of revenues	(53,309,102)	(16,479,313)	-	(69,788,415)
Gross profit	18,175,601	1,151,036	-	19,326,637

Operating expenses:
Selling and marketing	9,958,886	1,041	-	9,959,927
General and administrative	5,030,899	88,293	-	5,119,192
Research and development	1,660,100	-	-	1,660,100
Total operating expenses	16,649,885	89,334	-	16,739,219

Operating Income	1,525,716	1,061,702	-	2,587,418

Other income (expenses):
Interest income	131,901	1,580	-	133,481
Interest expense	(111,799)	-	-	(111,799)
Other income, net	105,522	(234)		105,288
Total other income (expenses), net	125,624	1,346	-	126,970

Income before income taxes	1,651,340	1,063,048	-	2,714,388

Income tax provision	(959,384)	(266,277)	-	(1,225,661)

Net income	691,956	796,771	-	1,488,727
Less: Non-controlling interests	94,400	-	-	94,400
Comprehensive income attribute to the Company	786,356	796,771	-	1,583,127

Other comprehensive income (loss):
Foreign currency translation adjustments	6,113,570	25,215	-	6,138,785
Comprehensive (loss) /income	6,805,526	821,986	-	7,627,512
Less: comprehensive income /(loss) attributable to non-controlling interests:	(2,873,378)	-	-	(2,873,378)
Comprehensive (loss) /income attributable to the Company	$3,932,148	$821,986	$-	$4,754,134

Basic and diluted earnings per ordinary share
Basic and diluted	0.03	-	-	0.06
Weighted average number of ordinary shares outstanding
Basic and diluted	26,160,270	-	-	26,160,270

Pro Forma Adjustments to the Unaudited Combined Statement of Operations

(A)	Derived from the audited consolidated statement of operations and comprehensive income of Happiness for the year ended March 31, 2021.

(B)	Derived from the audited statement of operations and comprehensive income of Hekangyuan for the year ended December 31, 2021 as its yearend is less than 93 days from Happiness’s yearend.

(1)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the transaction is being reflected as if it had occurred on April 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding on April 1, 2021.